                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                              Hsinchu Science Park,
                                     Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    V                      Form 40-F
                      -------                       -------

            (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                 No    V
                -------                           -------

     (If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82:      .)
                                                 ------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: April 23, 2004             By  /s/  Lora Ho
                                   ----------------------------------
                                    Lora Ho
                                    Vice President & Chief Financial Officer

               Taiwan Semiconductor Manufacturing Company Limited
                           For the month of March 2004

This is to report 1) the trading of directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM); 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of March 2004.

1)The trading of directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

------------------------------------------------------------------------------------------------------------------------------------
                                                               Number of                Number of
      Title                               Name            shares held as of         shares held as                Changes
                                                          February 29, 2004        of March 31, 2004
------------------------------------------------------------------------------------------------------------------------------------
Chairman                            Morris Chang                 102,383,349               102,383,351                      2
------------------------------------------------------------------------------------------------------------------------------------
Director & Deputy CEO               F. C. Tseng                   33,809,219                33,659,219               -150,000
------------------------------------------------------------------------------------------------------------------------------------
Director, President & COO           Rick Tsai                     20,807,456                20,657,456               -150,000
------------------------------------------------------------------------------------------------------------------------------------
Senior Vice President               S.Y. Chiang                   10,389,909                10,379,909                -10,000
------------------------------------------------------------------------------------------------------------------------------------
Senior Vice President               Kenneth Kin                    1,902,515                 1,842,515                -60,000
------------------------------------------------------------------------------------------------------------------------------------
Vice President                      Mark Liu                       7,963,995                 7,913,995                -50,000
------------------------------------------------------------------------------------------------------------------------------------
Vice President                      J. B. Chen                     5,366,881                 5,285,881                -81,000
------------------------------------------------------------------------------------------------------------------------------------
Vice President & General Counsel    Richard Thurston                 834,309                   814,309                -20,000
------------------------------------------------------------------------------------------------------------------------------------
Senior Director                     L.C. Tu                        6,279,701                 6,267,701                -12,000
------------------------------------------------------------------------------------------------------------------------------------

2) The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares : None.

3) The acquisition of assets:

--------------------------------------------------------------------------------
    Description of assets                              Purchase price
--------------------------------------------------------------------------------
Manufacturing Equipment                                     NT$1,847,212,164
--------------------------------------------------------------------------------
JF Taiwan Bond Fund                                         NT$1,000,000,000
--------------------------------------------------------------------------------
JF Taiwan First Bond Fund                                   NT$1,250,000,000
--------------------------------------------------------------------------------
ABN AMRO Bond Fund                                          NT$2,200,000,000
--------------------------------------------------------------------------------
INVESCO R. O. C. Bond Fund                                  NT$1,000,000,000
--------------------------------------------------------------------------------

4) The disposition of assets:


--------------------------------------------------------------------------------
      Description of assets
--------------------------------------------------------------------------------
US$ Liquid Reserves Fund                                       US$20,000,000
--------------------------------------------------------------------------------
Global Liquidity U.S. Dollar Fund                              US$40,000,000
--------------------------------------------------------------------------------